UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

iStar Financial Inc.

(Name of issuer)

Common Stock, $0.001 par value

(Title of class of securities)

45031U101

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 45031U101	Page 2 of 9 Pages

(1)	Names of reporting persons Fir Tree Value Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,941,320
(7) Sole dispositive power 0
(8) Shared dispositive power 2,941,320
(9)	Aggregate amount beneficially owned by each reporting person 2,941,320
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.6%
(12)	Type of reporting person (see instructions) PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G/A

CUSIP No. 45031U101	Page 3 of 9 Pages

(1)	Names of reporting persons Fir Tree Capital Opportunity Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 227,541
(7) Sole dispositive power 0
(8) Shared dispositive power 227,541
(9)	Aggregate amount beneficially owned by each reporting person 227,541
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.3%
(12)	Type of reporting person (see instructions) PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G/A

CUSIP No. 45031U101	Page 4 of 9 Pages

(1)	Names of reporting persons Fir Tree REOF II Master Fund, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,484,741
(7) Sole dispositive power 0
(8) Shared dispositive power 1,484,741
(9)	Aggregate amount beneficially owned by each reporting person 1,484,741
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.8%
(12)	Type of reporting person (see instructions) OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G/A

CUSIP No. 45031U101	Page 5 of 9 Pages

(1)	Names of reporting persons Fir Tree, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 4,653,602
(7) Sole dispositive power 0
(8) Shared dispositive power 4,653,602
(9)	Aggregate amount beneficially owned by each reporting person 4,653,602
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.7%
(12)	Type of reporting person (see instructions) CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

Page 6 of 9 Pages

SCHEDULE 13G/A

This Amendment No. 1 to the Schedule 13G (this “Amendment”) is being filed on behalf of Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Value”), Fir Tree Capital Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Capital”), Fir Tree REOF II Master Fund, LLC, a Delaware limited liability company (“Fir Tree REOF”), and Fir Tree, Inc., a New York corporation (“Fir Tree”), relating to Common Stock, $0.001 par value (the “Common Stock”), issued by iStar Financial Inc., a Maryland corporation (the “Issuer”), purchased by Fir Tree Value, Fir Tree Capital and Fir Tree REOF. Fir Tree is the investment manager of Fir Tree Value, Fir Tree Capital and Fir Tree REOF. Fir Tree Value, Fir Tree Capital, Fir Tree REOF and Fir Tree are collectively referred to herein as the “Reporting Persons.”

Item 1(a)	Name of Issuer.

iStar Financial Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1114 Avenue of the Americas

39th Floor

New York, NY 10036

Item 2(a)	Name of Person Filing.

Item 2(b)	Address of Principal Business Office.

Item 2(c)	Place of Organization.

Fir Tree Value Master Fund, L.P.

c/o Citco Fund Services (Cayman Islands) Limited

89 Nexus Way, Camana Bay

Box 31106

A Cayman Islands exempted limited partnership

Fir Tree Capital Opportunity Master Fund, L.P.

c/o Citco Fund Services (Cayman Islands) Limited

89 Nexus Way, Camana Bay

Box 31106

A Cayman Islands exempted limited partnership

Fir Tree REOF II Master Fund, LLC

c/o Fir Tree, Inc.

505 Fifth Avenue

23rd Floor

New York, New York 10017

A Delaware limited liability company

Page 7 of 9 Pages

Fir Tree, Inc.

505 Fifth Avenue

23rd Floor

New York, New York 10017

A New York corporation

Fir Tree is the investment manager of Fir Tree Value, Fir Tree Capital and Fir Tree REOF, and has been granted investment discretion over portfolio investments, including the Common Stock, held by each of them.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.001 par value (the “Common Stock”)

Item 2(e)	CUSIP Number.

45031U101

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.

(a)

Fir Tree Value is the beneficial owner of 2,941,320 shares of Common Stock. Fir Tree Capital is the beneficial owner of 227,541 shares of Common Stock. Fir Tree REOF is the beneficial owner of 1,484,741 shares of Common Stock. Fir Tree may be deemed to beneficially own the Common Stock held by Fir Tree Value, Fir Tree Capital and Fir Tree REOF as a result of being the investment manager of Fir Tree Value, Fir Tree Capital and Fir Tree REOF.

(b)

Fir Tree Value, Fir Tree Capital and Fir Tree REOF beneficially own 2,941,320, 227,541 and 1,484,741 shares of Common Stock, respectfully, which represents approximately 3.6%, 0.3% and 1.8%, respectively, of the shares of Common Stock outstanding. Collectively, the Reporting Persons beneficially own 4,653,602 shares of Common Stock which represents approximately 5.7% of the Common Stock outstanding. These percentages are determined by dividing the number of shares of Common Stock beneficially held by each of the Reporting Persons, by 81,917,894, the number of shares of Common Stock issued and outstanding as of November 2, 2011, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange commission on November 8, 2011.

(c)

Fir Tree Value may direct the vote and disposition of 2,941,320 shares of Common Stock. Fir Tree Capital may direct the vote and disposition of 227,541 shares of Common Stock. Fir Tree REOF may direct the vote and

Page 8 of 9 Pages

disposition of 1,484,741 shares of Common Stock. Fir Tree has been granted investment discretion over the shares of Common Stock held by Fir Tree Value, Fir Tree Capital and Fir Tree REOF, and thus, has the shared power to direct the vote and disposition of 4,653,602 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2012

FIR TREE VALUE MASTER FUND, L.P.

	By:	FIR TREE, INC., its Manager

By: /s/ James Walker
Name: James Walker
Title: Managing Director

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.

	By:	FIR TREE, INC., its Manager

By: /s/ James Walker
Name: James Walker
Title: Managing Director

FIR TREE REOF II MASTER FUND, LLC

	By:	FIR TREE, INC., its Manager

By: /s/ James Walker
Name: James Walker
Title: Managing Director

FIR TREE, INC.

By: /s/ James Walker
Name: James Walker
Title: Managing Director